UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2024

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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Item 1. DESCRIPTION OF BUSINESS

Feel The World, Inc., d.b.a. Xero Shoes®, is footwear brand focusing on natural movement, quality craftsmanship, and affordability. Xero Shoes® product lines currently include minimalist casual and performance shoes, boots, and sandals, as well as do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores, and to international wholesale and distribution partners.

The Company's brand tenets are:

• NATURAL FIT. Wide toe boxes let your toes spread and relax with a Xero drop, non-elevated heel for proper posture.

• NATURAL MOTION. Flexible soles let your feet bend and flex naturally and feature a low-to-the- ground design for balance and agility.

• NATURAL FEEL. Our patented FeelTrue® sole lets you safely Feel The World, protecting your feet while giving your brain the feedback it wants.

Since 2015, the Company has achieved a compound annual growth rate (CAGR) of 62%, with revenue increasing from $1.4 million to $67.6 million in 2024. This exceptional growth has been driven by strong consumer demand, expanded distribution channels, product innovation, and strategic investments in marketing and operations. The Company’s growth rate significantly outpaces the industry average, highlighting its differentiated market position and execution capabilities.

The Company designs and develops its own footwear styles, which it contracts with third parties to manufacture. In 2022, the Company transitioned away from using a manufacturing agent to better control costs and ensure the quality of the product. The Company works directly with several manufacturers and multiple material suppliers.

As of the end of 2024, the Company employed the full time equivalent of 100 people.

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Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

Overall

Our strategic focus in 2024 was on:

•	Developing new and exciting styles to meet our customers’ footwear needs
•	Enhancing product team leadership
•	Establishing a direct-to-consumer channel in the United Kingdom
•	Continued expansion of our wholesale channel in the United States and European Union
•	Investment in talent to support our continued growth

Net revenues

Feel the World, Inc. generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution. In 2024, we experienced growth in both business segments and across all channels:

Growth of net revenue by geography:

(in thousands)	2024	2023	$ Change	% Change
North American	$54,488	$53,764	$724	1%
European	13,136	10,795	2,341	22%
Total	$67,624	$64,559	$3,065	5%

Growth of net revenue by channel:
(in thousands)	2024	2023	$ Change	% Change
Direct-to-consumer	$44,819	$44,848	$(29)	0%
Wholesale/Distributor	15,064	11,978	3,086	26%
Amazon	7,741	7,733	8	0%
Total	$67,624	$64,559	$3,065	5%

Comparative Channel Mix	2024	2023
Direct-to-consumer	66%	69%
Wholesale/Distributor	22%	19%
Amazon	11%	12%

The percentages above are shown net of returns.

Overall net revenue growth was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns, the direct-to-consumer channel in Europe, and the overall increase in consumer’s knowledge of minimalist footwear. Our Average Order Value (AOV) for direct to consumer decreased to $87 in 2024 compared to $101 in 2023. The number of pairs of shoes sold in the direct-to-consumer channel increased from 443,000 in 2023 to 512,000 in 2024. However, the units sold in the second half of 2024 were heavily discounted, particularly in Q4 2024, which reduced average order value (AOV).

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Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general. We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through Amazon. Amazon returns decreased to 32% in 2024 compared to 38% in 2023 due to inventory rationalization by Amazon. Direct-to-consumer returns increased to 13% in 2024 from 9% in 2023.

The Company is focused on expanding internationally as well as through other digital and brick-and-mortar channels. The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Gross Profit

For the year ended December 31, 2024, gross profit was $33.3 million (a decrease of $0.4 million from 2023) and gross margin was 49%, compared to 52% in the prior year. The 400-basis point contraction in gross margin was primarily attributable to a strategic, company-wide inventory clearance initiative implemented in the fourth quarter of 2024. During this planned clearance event, we sold a significantly higher volume of units at substantial discounts – in certain cases at or below cost – in order to accelerate inventory sell-through and reach value-focused consumers. This initiative drove a strong uptick in year-end net sales, as intended, but it also compressed our gross margin in the short term due to the lower average selling prices realized on these clearance sales.

Expenses

Total operating expenses increased by 17% for the year ended December 31, 2024, compared to the prior year, primarily reflecting increased investment in payroll and marketing to support the Company’s continued growth. The Company began the year with 98 employees and ended with 100, with targeted hires made to strengthen leadership, expand creative capabilities, and enhance sales support—particularly within the Czech Republic office to bolster regional operations.

The increase in payroll expense also reflects deliberate compensation adjustments aimed at aligning salaries with market benchmarks and retaining key talent in a competitive hiring environment. These investments were consistent with the Company’s strategy to scale its organizational infrastructure and support elevated sales volumes while positioning the brand for sustainable long-term growth talent.

Sales and marketing expenses increased by $1.4 million in the year ended December 31, 2024, compared to the prior year. Sales and marketing expenses increased to 25% of net revenue in 2024 compared to 24% of net revenue in 2023. The Company continues to explore different ways to improve sales conversion.

Research and development expenses for the year ended December 31, 2024, decreased by $0.3 million or 14% over 2023. Research and development expenses remained flat at 3% of net revenue in 2024. Additional investment in creative personnel to support and maintain our new factory direct structure as well as additional costs to maintain and innovate a larger line of styles account for the dollar increase.

The Operations line item includes our customer service costs and the dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Management allocates a portion of operations expense to Cost of Goods Sold that relates to the handling of incoming inventory. Operations increased by 14% or $.6 million from $3.9 million in 2023 to $4.5 million in 2024 mainly due to increased personnel, increasing salaries, and an increase in rent costs to meet demand. Operating costs as a percentage of net revenue increased to 7% in 2024 from 6% in 2023.

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Interest expense for the year ended December 31, 2024, decreased by $25,000 compared to 2023. This reduction was primarily driven by a lower average outstanding balance on the Company’s credit facilities. The combined balance of the JPMorgan Revolving Line of Credit and Term Note declined from $5.6 million to $5.3 million during the year, reflecting the Company’s ongoing efforts to responsibly manage leverage and improve its capital structure. The decrease in interest expense underscores improved cash flow performance and a disciplined approach to working capital and debt reduction.

Net income (loss)

For the year ended December 31, 2024, the Company reported a loss before income tax of $0.9 million, or -1% of net revenues, compared to an income before income tax of $4.9 million, or 8% of net revenues, in the prior year. The year represented a period of strategic transition, as the Company made targeted investments in personnel and infrastructure to support both current operations and future growth. Key hires were made across leadership, creative, and sales support functions, including expansion within the Czech Republic office. In addition, compensation was adjusted to market levels to retain and attract top talent in a competitive labor environment.

Operating expenses also increased as the Company expanded its marketing efforts to drive brand awareness and customer acquisition. In the fourth quarter, a company-wide clearance event was executed to monetize surplus inventory, generating a material increase in revenue but at significantly lower margins due to deep discounting—some units sold at or below cost. This initiative was a strategic decision to convert aging inventory into cash and make room for new, higher-performing styles and colorways.

While these actions impacted short-term profitability, management believes they have strengthened the Company’s foundation and positioned it for improved operating leverage and sustainable growth in future periods.

(b) Liquidity and Capital Resources

Throughout its history, the Company has strategically utilized a combination of long-term notes payable, short-term lines of credit, revolving credit cards, trade payables, and a modest equity raise to maintain adequate working capital. This approach has supported the stability of the Company’s workforce and ensured the uninterrupted financing of its inventory supply chain during periods of rapid growth.

In November 2021, the Company closed on a revolving credit facility with JPMorgan Chase, which was used to refinance an existing loan with Genlink/La Plata and provided an additional $4.0 million in working capital capacity. In conjunction with this facility, the Company also secured a $2.0 million Term Note. Together, these credit facilities have been instrumental in funding inventory purchases aligned with the Company’s growth strategy.

As of December 31, 2024, the total outstanding balance on the JPMorgan revolving line of credit and Term Note was $5.3 million. The Company continues to actively manage its capital structure and working capital needs to support long-term operational objectives and financial sustainability.

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Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company has an established history of fulfilling all its loan obligations on time.

(c) Trend Information

Over the last several years the Company has traversed one economic shock after another, including increased tariffs, COVID-19, supply chain delays, and high inflation. The Company anticipates continued growth year over year and believes the recent large investment in inventory to support those sales is sufficient to avoid any material negative impact on sales at the time of this filing.

Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected revenue or EBITDA.

Item 3. DIRECTORS & OFFICERS

Name	Position	Age	Term of Office
Sue Rechner	Chief Executive Officer	60	November 2024 – Present
Lena Phoenix*	Co-Chief Executive Officer	56	December 2010 – November 2024
Perry Leon**	Board Member	35	March 2025 – Present
JoAnne Kruse**	Board Member	59	March 2025 – Present
Lena Phoenix*	Board Member	56	January 2025 - Present
Steven Sashen*	Board Member	61	January 2025 - Present
Erin Edwards**	Board Member	41	December 2020 – January 2025
Marc Schneider**	Board Member	65	December 2020 – Present
David Barnhill	President/Chief Financial Officer	55	June 2021 – March 2025
Heidi Huntington	Chief Financial Officer	51	May 2025 – Present
Brighton Wang	Chief Operating Officer	44	July 2021 – September 2024
Stephan Ostrander	Vice President of Operations & IT	38	October 2024 – Present
Michael Pao	Chief Product Officer	52	July 2023 – Present

Each elected board member will serve a one-year term and must be re-elected yearly by the Common Stock Class A voting shareholders.

*	Family Relationships: Steven Sashen and Lena Phoenix are a married couple.
**	Erin Edwards, Marc Schneider, Perry Leon and JoAnne Kruse are employed by TZP Group, et. al.

Steven Sashen, Co-founder/Board Member. Steven is the Company's strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over two million views and helped establish the brand's authenticity and personality. He is a Masters All-American sprinter. Steven holds a BS from Duke University and an MFA from Columbia University.

Lena Phoenix, Co-founder/Board Member. A fourth-generation entrepreneur, Lena’s previous ventures include the founding and sale of a mortgage company and serving as President of a management, internet marketing and publishing company. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

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Sue Rechner has served as Interim Chief Executive Officer of Xero Shoes since November 2024. She is a seasoned operating executive with extensive experience leading consumer-facing businesses through strategic and operational transformation. Prior to joining Xero Shoes, she served as Interim CEO of Rifle Paper, CEO and Director of WD Lab Grown Diamonds, Global President of Merrell (a division of Wolverine Worldwide), where she led a significant turnaround that delivered nine consecutive quarters of growth, and President, CEO and Director of Confluence Outdoor, where she executed a financial and operational turnaround of a distressed PE-owned business. Sue currently serves as an Independent Director at Eden Brothers and Anything Possible Brands, and previously served on the Boards of PrimaLoft and Montana Silversmiths, as well as on nonprofit boards for the Outdoor Industry Association and the Outdoor Foundation. She holds a B.S. in Health and Physical Education from Rutgers University.

Perry Leon, TZP Group Principal/Board Member. Prior to being a Principal at TZP, Perry was a Vice President at AEA Growth where he sourced and executed growth equity and buyout investments across a variety of industries including tech-enabled business services, consumer, fintech, healthcare, and technology. Prior to joining AEA Growth, Perry was an investment professional at Platinum Equity and M/C Partners, where he sourced, executed, and monitored various investments across the TMT and industrials verticals. Perry began his career as an investment banker at Barclays and graduated from the University of Pennsylvania with a B.S. in Economics.

JoAnne Kruse, TZP Group Partner/Board Member. JoAnne has over a thirty-year career as a Human Resource executive that covers a wide array of industries, including financial services, consumer products, technology and travel. JoAnne most recently served as the Chief Human Resource Officer of American Express Global Business Travel. In this role she was part of the executive team that carved-out the nearly 16,000-team member global enterprise to form a stand-alone joint venture between American Express and private-equity firm Certares. Her corporate career includes HR roles with brand giants like Travelport, Cendant, PepsiCo, Clairol and the Chase Manhattan Bank. Additionally, JoAnne spent nearly six years as a small-business entrepreneur, building her own HR and talent development consulting firm, HCpartners, with a diverse client portfolio ranging from the Fortune 100 to technology start-ups. JoAnne received a Master of Arts in Organizational Psychology from Columbia University and a Bachelor of Science in Industrial and Labor Relations from Cornell University.

Erin Edwards, TZP Group Partner/Board Member. Prior to being a Group Partner at TZP, Erin spent 10 years at North Castle Partners, a private equity firm focused on consumer investments that benefit from healthy living and aging trends. Prior to joining North Castle, Erin was an investment professional at AEA Investors, where she focused on the execution and monitoring of investments across various B2B and B2C segments, and Insight Venture Partners, where she sourced, executed and monitored various investments across the software and technology verticals. She also worked as Director of Corporate Development at Acronis Software. Erin graduated summa cum laude from the University of Pennsylvania with a B.A. in Economics.

Marc Schneider, TZP Group Senior Advisor/Board Member. Marc Schneider is a veteran in retail and wholesale space with over 35 years of experience in building brands and global businesses. Mr. Schneider was most recently CEO of Kenneth Cole Productions. Prior to joining Kenneth Cole Productions, Inc., he was Group President of the Heritage Brands at PVH Corp. He is currently a Board Member at RG. Barry and the Saatva Company. He is a graduate of the University of Massachusetts Amherst with a B.B.A. in Business Administration & Management.

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David Barnhill, President/Chief Financial Officer. David has 20 plus years of financial leadership experience that has ranged from multi-billion-dollar public companies to private companies navigating through high growth phases. He began his career as part of Performance Food Group as a member of the corporate acquisition team as the director of finance, and most recently has worked as the CFO in two fast growing companies, Ascentia and Stoneside Shades and Blinds. David has a Master of Science in Finance and Master of Accountancy from the University of Denver.

Heidi Huntington, Chief Financial Officer. Heidi has over 14 years of executive finance experience, including extensive work in mergers and acquisitions, financial modeling, and operations management across industries such as consumer products, manufacturing, SaaS, and professional services. She has served as CFO for high-growth companies, advised venture capital firms, and led strategic initiatives that improved financial performance and operational efficiency. At Xero Shoes, Ms. Huntington oversees all aspects of financial strategy, reporting, and compliance.

Brighton Wang, Chief Operations Officer. Brighton Wang was the Vice President of Supply Chain at Shoes For Crews, where he was responsible for manufacturing, sourcing, logistics, and distribution. Prior to the footwear industry, Brighton was a management consultant advising public and private companies on profit strategy, margin enhancement, and supply chain & operations. Brighton earned an MBA from the Kellogg School of Management and a Bachelor of Science in Biomedical Engineering and Economics from Duke University.

Stephan Ostrander, Vice President of Operations and IT at Xero Shoes, leading strategic technology and operational initiatives. With over a decade of transformative leadership experience, he drives technological innovation and operational efficiency in high-growth environments. Stephan has a degree in English from Appalachian State University, as well as a Project Management Professional (PMP) certification from the Project Management Institute. Stephan joined Xero in October 2024.

Michael Pao, Chief Product Officer. Michael brings over two decades of leadership experience developing and implementing product strategies for leading sportswear and casual brands. After 6 years as a professional soccer player, he transitioned into a business career in sportswear with a focus on product management and progressed to his most recent roles leading product teams for global fashion and lifestyle brands, including Clarks, Crocs, and Timberland. Michael has a degree in Biology from Vanderbilt University and an MBA from the Darla Moore School of Business at the University of South Carolina.

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COMPENSATION

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation ($) stock options, etc	Total Compensation ($)
Sue Rechner	Chief Executive Officer	360,000	—	360,000
David Barnhill	President/Chief Financial Officer	280,000	54,298	334,298
Michael Pao	Chief Product Officer	275,000	30,589	305,589

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class(1)	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 320 Interlocken Parkway, Suite 100 Broomfield, CO 80021	3,263,753 shares(2)	1,636,876 shares. Spouse of Steven Sashen and shares the same residence	34%

Class A Voting Common Stock	Steven Sashen, 320 Interlocken Parkway, Suite 100, Broomfield, CO 80021	1,636,876 shares(3)	3,263,753 shares. Spouse of Lena Phoenix and shares the same residence	17%

(1) The number of outstanding shares of Class A Voting Stock held by 20 independent shareholders is 389,351. The number of shares held in reserve for the Employee Stock Option Plan is 733,424, with 499,157 of these share options having been issued of which 315,000 having been exercised.

(2) Includes 1,600,000 shares of Class A Voting Stock Common Stock held by Lena Phoenix in Summer Dojo LLC, a Wyoming Limited Liability Company and 500,000 shares of Class A Voting Common Stock held by Lena Phoenix in Rose Violet LLC, a Wyoming Limited Liability Company. Ms. Phoenix has voting and dispositive power over the shares of Class A Voting Stock held by Summer Dojo LLC and Rose Violet LLC.

(3) Includes 1,200,000 shares of Class A Voting Common Stock held by Steven Sashen in Autumn Moon LLC, a Wyoming Limited Liability Company. Mr. Sashen has voting and dispositive power over the shares of Class A Voting Stock held by Autumn Moon LLC.

The Company has issued 3,681,234 of Preferred Shares convertible to Class A Voting Common Stock carrying a 10% dividend rate convertible under certain conditions.

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Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None

Item 6. OTHER INFORMATION

None

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

See Page 13

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Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2024 and 2023

12

FEEL THE WORLD, INC.

13

To the Board of Directors of

Feel The World, Inc.

Broomfield, CO

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Feel The World, Inc. and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income/(loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023 and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

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Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

August 20, 2025

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FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents	$1,982,681	$5,698,589
Accounts receivable	3,915,432	3,114,803
Inventory assets	15,809,733	16,133,105
Inventory in transit	6,859,307	2,726,114
Income tax receivable	1,474,659	539,352
Prepaid expenses	202,510	172,823
Total Current Assets	30,244,322	28,384,786
Non-Current Assets:
Property and equipment, net	1,163,990	1,306,615
Intangible assets, net	784,084	585,583
Deposits	88,548	92,415
Deferred tax assets	994,828	486,622
Operating lease right-of-use assets	3,006,022	3,608,843
Total Non-Current Assets	6,037,472	6,080,078

TOTAL ASSETS	$36,281,794	$34,464,864

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

LIABILITIES AND STOCKHOLDERS’ EQUITY	December 31, 2024	December 31, 2023
Liabilities:
Current Liabilities:
Accounts payable	$7,059,131	$3,242,864
Accrued expenses	3,061,124	2,712,206
Customer deposits	63,113	81,221
Deferred revenue	226,033	328,396
Income tax liability	62,550	—
Operating lease liability, current portion	735,521	672,370
Lines of credit, current portion	1,300,000	4,325,000
Total Current Liabilities	12,507,472	11,362,057
Long-Term Liabilities:
Lines of credit, net of unamortized discount	4,000,000	1,256,906
Operating lease liability, net unamortized discount and current portion	2,459,554	3,142,823
Total Long-Term Liabilities	6,459,554	4,399,729
Total Liabilities	18,967,026	15,761,786

Series A Preferred stock, $0.0001 par, 3,681,234 shares authorized, 3,681,234 and 3,681,234 shares issued and outstanding, liquidation preferences of $16,769,688 and $16,769,688, as of December 31, 2024 and December 31, 2023, all respectively.	368	368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 5,289,980 and 5,289,980 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	529	529
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,707 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	18	18
Additional paid-in capital	8,602,715	8,458,844
Treasury Stock	(4,424)	(4,424)
Retained earnings	9,759,377	10,523,214
Accumulated other comprehensive loss	(1,043,815)	(275,471)
Total Stockholders’ Equity	17,314,768	18,703,078

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$36,281,794	$34,464,864

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2024 and 2023

	2024	2023
Net revenues	$67,623,883	$64,558,637
Cost of goods sold	34,273,951	30,823,099
Gross profit	33,349,932	33,735,538

Operating Expenses:
General & administrative	10,150,535	6,881,512
Sales & marketing	17,058,557	15,672,369
Research & development	1,699,675	1,968,317
Operations	4,463,067	3,905,455
Total operating expenses	33,371,834	28,427,653

Income (loss) from operations	(21,901)	5,307,885

Other income / (expense):
Interest income	868	1,448
Interest expense	(552,612)	(577,630)
Other income (expense)	(368,374)	156,147
Total other income / (expense)	(920,118)	(420,035)

Income (loss) before income tax	(942,019)	4,887,850

Provision for (Benefit from) income tax	(178,182)	1,204,903

Net income (loss)	$(763,837)	$3,682,947

Other comprehensive income/(expense):

Foreign currency translation loss	(768,344)	(113,752)

Total comprehensive income (loss)	$(1,532,181)	$3,569,195

Weighted-average vested common shares outstanding
-Basic	5,465,687	5,465,687
-Diluted	5,731,707	5,682,136
Net earnings per common share
Basic	$(0.14)	$0.67
Diluted	$(0.13)	$0.65

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

18

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2024 and 2023

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock			Accumulated
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity

Balance at December 31, 2022	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,351,798	$(161,719)	$6,840,267	$15,026,837

Net income	—	—	—	—	—	—	—	—	—	—	3,682,947	3,682,947

Exercise of stock option	—	—		—	—	—	—	—	—	—	—	—

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(113,752)	—	(113,752)

Stock compensation	—	—	—	—	—	—	—	—	107,046	—	—	107,046

Balance at December 31, 2023	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,458,844	$(275,471)	$10,523,214	$18,703,078

Net loss	—	—	—	—	—	—	—	—	—	—	(763,837)	(763,837)

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(768,344)	—	(768,344)

Stock compensation	—	—	—	—	—	—	—	—	143,871	—	—	143,871

Balance at December 31, 2024	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,602,715	$(1,043,815)	$9,759,377	$17,314,768

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

19

FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

	2024	2023

Cash Flows From Operating Activities
Net income (loss)	$(763,837)	$3,682,947
Adjustments to reconcile net income (loss) to net cash provided by/(used in) in operating activities:
Bad debt write-off	279,394	—
Inventory write-off	288,515	420,632
Depreciation and amortization	526,036	435,151
Stock-based compensation	143,871	107,046
Deferred taxes	(508,206)	(266,622)
Amortization of loan fees	43,094	22,484
Loss on disposal of assets	—	46,667
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(1,080,023)	(2,490,029)
(Increase)/Decrease in inventory	34,857	(1,605,417)
(Increase)/Decrease in inventory in transit	(4,133,193)	734,875
(Increase)/Decrease in income tax receivable	(935,307)	138,897
(Increase)/Decrease in prepaid expenses	(29,687)	177,348
(Increase)/Decrease in deposits	3,867	(22,425)
(Increase)/Decrease in operating lease right-of-use assets	602,821	(1,206,658)
Increase/(Decrease) in accounts payable	3,816,267	(401,442)
Increase/(Decrease) in accrued expenses	348,919	554,569
(Increase)/Decrease in income tax payable	62,550	—
Increase/(Decrease) in operating lease liability	(620,118)	1,273,212
Increase/(Decrease) in customer deposits	(18,108)	5,285
Increase/(Decrease) in deferred revenue	(102,363)	161,946
Net cash provided by (used in) in operating activities	(2,040,651)	1,768,466

Cash Flows From Investing Activities
Cash paid for intangibles	(226,340)	(187,781)
Cash paid for property and equipment	(355,572)	(685,295)
Cash used in investing activities	(581,912)	(873,076)

Cash Flows From Financing Activities
Repayments on term loans	(325,000)	(225,000)
Net cash provided by (used in) financing activities	(325,000)	(225,000)

Effect of foreign currency loss	(768,344)	(113,752)

Net Change in Cash	(3,715,907)	556,638
Cash at Beginning of Year	5,698,589	5,141,951
Cash at End of Year	$1,982,682	$5,698,589

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$509,518	$542,818
Cash paid for income taxes	$1,081,411	$1,206,285

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

20

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers, distributors, and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company. Xero Shoes EU s.r.o., a private limited liability company formed under the laws of the Czech Republic on July 15, 2021, is a wholly owned subsidiary of Feel the World EU B.V. Feel the World UK Ltd. is a private limited liability company formed on September 7, 2023 under the law of the United Kingdom. Feel The World, Inc. and its subsidiaries are collectively referred to as the “Company”, “we”, “our”, and “us” in this report.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with GAAP. These consolidated financial statements include all accounts of Feel the World, Inc., along with its fully owned subsidiaries, Feel the World EU B.V, Feel the World U.K, and Xero Shoes EU s.r.o. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the subsidiaries is their local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the consolidated balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. When it is impractical to track the exchange rates at the date of transactions, weighted average rates were applied as permitted by Topic 830. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the years ended December 31, 2024 and 2023, the foreign currency translation loss was $768,344 and $113,752, respectively.

See Independent Auditor’s Report

21

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of and impairment valuations of property and equipment, deferred tax assets, accrued expenses, fair value of stock options and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insured limits provided by the Federal Deposit Insurance Corporation (“FDIC”) and its international equivalents. On December 31, 2024 and 2023, the Company’s cash balances exceeded such insured limits by $1,544,443 and $5,411,018, respectively, and no losses have been recognized due as a result of these excess amounts.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has $59,542 and $0 allowances as of December 31, 2024 and 2023, respectively. The company wrote off $279,394 of bad debt in 2024. In 2024, the Company initiated new direct-to-consumer operations in the United Kingdom. During the initial implementation of this new business line, a system integration issue prevented the proper close-out of certain intercompany accounts receivable balances. Consequently, we have determined that $217,862 of these receivables are uncollectible and have recorded a one-time bad debt expense for this amount.

See Independent Auditor’s Report

22

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2024 and 2023 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges in the United States and maintains agreements with third-party logistics providers in the Czech Republic, United Kingdom and the People’s Republic of China. The inventory held in the warehouses is finished goods available for resale. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the consolidated statements of operations and comprehensive income/(loss). The Company wrote off inventory worth $288,515 and $420,632 for the years ended December 31, 2024 and 2023, respectively. The write-off amount for both years includes inventory impairment, loss, disposal for damaged inventory due to returns or quality control issues. Some of these shoes were destroyed, and the majority were donated to charity.

Inventory in Transit

Inventory in transit includes products manufactured for sale that have been shipped by the suppliers but have not yet been received at our warehouses.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $370,467 and $347,254 are included in cost of goods sold for the years ended December 31, 2024 and 2023, respectively. The balances as of December 31, 2024 and 2023 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.

See Independent Auditor’s Report

23

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Capital assets and depreciation expense as of December 31, 2024 and 2023 (full year depreciation) are as follows:

	2024	2023
Footwear molds	$2,289,057	$1,977,642
Footwear lasts	21,840	21,840
Furniture and equipment	767,000	757,139
Trade show booth	29,755	10,152
Website	30,000	30,000
Leasehold improvements	158,768	145,044
	3,296,420	2,941,817
Accumulated depreciation	(2,132,431)	(1,635,202)
Property and equipment, net	$1,163,990	$1,306,615
Depreciation expense	$498,197	$433,496

Leases and Leasehold Improvements

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in the consolidated balance sheets the obligation to make lease payments and a right-of-use (“ROU”) asset representing our right to use the underlying asset for the lease term. As an accounting policy election, we do not record leases with an initial term of 12 months or less on the consolidated balance sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For leases that commenced before January 1, 2023, we have applied the modified retrospective transition method which resulted in comparative information not being restated. The new lease accounting standard, ASC Topic 842, Leases, provides several optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess our prior conclusions about lease identification, lease classification and initial direct costs.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. ROU assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rates. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis.

See Independent Auditor’s Report

24

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Any leasehold improvements made by the Company to the underlying assets for the need of our operations are capitalized and recognized separately from the ROU assets. The leasehold improvements are subsequently amortized over the shorter of the useful life of leasehold improvements or the remaining lease term.

Intangible Assets

There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $27,839 and $1,655 for the years ended December 31, 2024 and 2023, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no impairment is currently warranted. The intangibles carrying amount and amortization expense as of December 31, 2024 and 2023 are as follows:

	2024	2023
Trademarks	$386,934	$347,530
Patents	433,989	247,053
Intangible Assets	820,923	594,583
Accumulated amortization	(36,839)	(9,000)
Intangible assets, net	$784,084	$585,583
Amortization expense	$27,839	$1,655

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

See Independent Auditor’s Report

25

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable

Any contractual obligations for payments stemming from goods and services delivered by our suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred but no payment arrangements have been made.

Customer Deposits

At the time an order is placed, some international distributors pay a portion of their order or full amount based on the payment terms and conditions stipulated in their contracts with the Company. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue recognition conditions have been met.

Deferred Revenue

Customer orders received but not shipped are recognized as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in all states with a sales tax and the District of Columbia. These taxes are recorded as a liability until remittance.  Liabilities are recorded for store credit issued to customers.

The Company generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution.

See Independent Auditor’s Report

26

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

The following tables present the Company's revenues disaggregated by reportable operating segments and distribution channel:

Net revenue by geography:
(in thousands)	2024	2023
North American	$54,488	$53,764
European	13,136	10,795
Total	$67,624	$64,559

Net revenue by channel:
(in thousands)	2024	2023
Direct-to-consumer	$44,819	$44,848
Wholesale/Distributor	15,064	11,978
Amazon	7,741	7,733
Total	$67,624	$64,559

Product Sales	2024	2023
Gross Sales	$75,828,688	$71,880,375
Sales returns	(9,756,215)	(9,693,059)
Sales discounts	(1,847,877)	(1,083,733)
Net Product Sales	64,224,596	61,103,583
Shipping revenue	3,399,287	3,455,054
Total net product sales	$67,623,883	$64,558,637

 See Independent Auditor’s Report

27

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

No customer accounted for 10% or more of the Company's consolidated net revenues during the years ended December 31, 2024 and 2023. The Company records an accrual for estimated product returns and warranty claims at the time revenue is recognized, in accordance with its returns and warranty policies. The accrual is based on historical experience, current trends, and management’s judgment. Historically, this allowance has ranged between approximately 12% and 15% of gross revenue. The allowance is reviewed monthly and adjusted as necessary to reflect management’s best estimate of future returns and warranty obligations.

Contract Balances:
(in thousands)	2024	2023
Deferred Revenue:
Beginning balance	$(328,396.03)	$(166,450.00)
Billings	(6,682,504.01)	(2,975,841.68)
Revenue recognized	6,784,867.04	2,813,895.65
Ending balance	$(226,033.00)	$(328,396.03)

Accounts Receivable
Beginning Balance:	$3,114,803.31	$624,774.00
Revenue recognized	66,015,379.03	63,563,078.32
VAT	1,058,679.79	1,109,046.52
Intercompany sales	(74,080.43)	6,069,040.18
Allowance/bad debt	(279,393.50)	(9,284.18)
Collections	(65,919,956.21)	(68,241,851.53)
Ending balance	$3,915,432.00	$3,114,803.31

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the consolidated statements of operations and comprehensive income/(loss). For the years ended December 31, 2024 and 2023, the Company had merchant account fees of $1,431,235 and $1,259,105, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the consolidated statements of operations and comprehensive income/(loss). Shipping and handling fees billed to customers are included in revenues.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

See Independent Auditor’s Report

28

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Earnings/(Loss) per Share

Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share in the statements of operations and comprehensive income/(loss). Diluted net earnings or loss per share reflects the potential common shares that could be purchased for the outstanding unexercised employee stock options applying the treasury stock method. For the reporting years ending December 31, 2024 and 2023 the Company issued 65,000 and 77,500 options for Class A Voting shares to certain eligible employees and a board member. These options are dilutive and have been included in the December 31, 2024 and 2023 diluted earnings per share.

New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

See Independent Auditor’s Report

29

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

The Company’s amended Articles of Incorporation authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par) and 3,681,234 shares of Preferred Stock ($0.0001 par), with all Preferred Stock designated as Series A Preferred Stock.

As of December 31, 2024 and 2023, the Company had 5,289,980 shares of Class A Voting Common Stock issued and outstanding. As of December 31, 2024 and 2023, the Company had 175,707 shares of Class B Non-Voting Common Stock issued and outstanding. The Company had 3,681,234 shares of Series A Preferred Stock issued and outstanding as of December 31, 2024 and 2023. Additionally, the Company has reserved 733,424 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 91,767 remain available for issuance as of December 31, 2024.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of December 31, 2024 and 2023), compounded annually. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of December 31, 2024 and 2023, accrued dividends of $5,957,474 and $4,269,688, respectively, and were outstanding but undeclared. The dividend rates are subject to dilution protections.

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $18,457,474 and $16,769,688, as of December 31, 2024 and 2023, respectively. The Series A Preferred Stocks are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stocks are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation.

See Independent Auditor’s Report

30

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

The Series A Preferred Stock are subject to optional redemption at the holder’s election on or after December 2, 2024, at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying consolidated balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

On November 30, 2022, Lena Phoenix, the Company’s Co-CEO and Steven Sashen, Co-CEO, each transferred their ownership of 1,600,000 and 1,200,000 Common Stock Voting Class A shares to Summer Dojo LLC, and Autumn Moon LLC, respectively, for estate planning purposes. Summer Dojo LLC, and Autumn Moon LLC, are private equity investment entities and both transferees become the principal owners (defined as holding more than 10% of the Company’s equity) of Feel the World, Inc. after receiving the transferred shares.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of December 31, 2024 and 2023:

	2024	2023
JPMorgan Chase Loan	$1,300,000	$1,625,000
JPMorgan Chase Line of Credit	4,000,000	3,956,906
Total Borrowings	$5,300,000	$5,581,906

On November 12, 2024, the Company entered into a credit agreement with JP Morgan Chase that included a term commitment for $2,000,000 and a revolving commitment for $4,000,000. The term commitment matures on November 12, 2025, at which time the full principal amount is due. The revolving commitment was set to mature on November 12, 2024. However, prior to maturity, the Company entered into an amendment with JPMorgan Chase to extend the maturity date to February 10, 2025. On February 2, 2024, the Company drew the full $4,000,000 available under the revolving commitment. In 2025, JPMorgan Chase extended the maturity date of the revolving line of credit to February 2026.

The interest rate for both the term and revolving commitment is LIBOR plus 3.250%. For the year ending December 31, 2024, the weighted average interest rates for the term and revolving commitments were 10.25% and 8.30%, respectively. For the year ending December 31, 2023, the weighted average interest rates for the term and revolving commitments were 10.18% and 8.52%, respectively. Additionally, a commitment fee of 0.25% is paid on the unused balance of the revolving commitment. Borrowings under this credit agreement are secured by substantially all the assets of the Company.

The credit agreement requires the Company to maintain a minimum total leverage ratio of 2.50 and a minimum fixed-charge coverage ratio of 1.20. Additionally, the credit agreement limits the Company’s indebtedness, in addition to various covenants. As of December 31, 2024, the Company was in compliance with all financial covenants under the credit agreement.

See Independent Auditor’s Report

31

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

As of December 31, 2024, the balance of the term commitment was $1,300,000 and the revolving commitment was $4,000,000, which is presented net of unamortized discounts of $0 for a carrying value of $4,000,000. Total interest expense in 2024 was $509,518. Amortization of discounts amounted to $43,094 in 2024. As of December 31, 2023, the balance of the term commitment was $1,625,000 and the revolving commitment was $4,000,000, which is presented net of unamortized discounts of $43,094 for a carrying value of $3,956,906. Total interest expense in 2023 was $555,146. Legal and origination fees of $88,062 were capitalized to the principal balance and will be amortized over the life of the credit agreement, of which $22,484 was amortized in 2023.

Future minimum principal payments on the Company’s outstanding debts as of December 31, 2024 are as follows:

2024
2025	$1,300,000.00
2026	4,000,000.00
Total Borrowings	$5,300,000.00

NOTE 5:  INCOME TAXES

The provision for income taxes for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023

Current
Federal	$104,811	$1,173,074
State	41,290	298,451
Foreign	183,922	—
Total current	330,023	1,471,525

Deferred
Federal	(336,997)	(212,607)
State	(75,798)	(54,014)
Foreign	(95,410)	—
Total deferred	(508,205)	(266,621)

Total provision for (benefit from) income taxes.	$(178,182)	$1,204,904

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

See Independent Auditor’s Report

32

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

Deferred tax assets and liabilities as of December 31, 2024 and 2023, are as follows:

	2024	2023
Deferred tax assets:
Employee stock option	$78,484	$43,039
Accrued expenses	—	70,627
Lease Liability	786,227	490,700
Capitalized Section 174 Expenses	900,243	677,181
Interest Expense Limitation	95,521	—
Charitable Contributions	44,882	—
Net Operating Loss	185,691	3,597
R&D Credit	7,038	—
	2,098,086	1,285,144

Deferred tax liabilities:
Property and equipment	(257,742)	(309,382)
Amortization	(21,715)	(25,610)
Right of Use Asset	(733,520)	(459,933)
	(1,012,977)	(794,925)

Valuation Allowance	(90,281)	(3,597)

Net deferred tax asset	$994,828	$486,622

The company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2020 are no longer open for audit. The Company has a net operating loss in the Netherlands of approximately $475,000 and in the Czech Republic of approximately $454,000 that can be carried forward five years. A valuation allowance has been established on the net operating loss generated in the Netherlands as it is more-likely-than not that this deferred tax asset will not be realized.

The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes as of December 31, 2024 and 2023, respectively.

	2024	2023
U.S. federal taxes at statutory rate	21.00%	21.00%
State income taxes, net of federal tax benefit	2.89%	3.86%
Effect of non-U.S. operations	-2.09%	-0.62%
Permanent Differences	4.00%	-0.09%
Research and development credits	7.01%	-1.79%
NOLs & Valuation Allowance	0.53%	0.07%
Return to Provision	-14.44%	0.00%
Other	0.00%	1.65%
Effective income tax rate	18.90%	24.08%

See Independent Auditor’s Report

33

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for office in Broomfield, Colorado and one leased warehouse location in Denver, Colorado. We also entered into master lease agreements for certain office equipment. Our operating leases expire at various dates through the year 2031 and generally include options for renewal. The exercise of lease renewal options is at the Company’s sole discretion. Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, we had operating lease right-of-use assets and operating lease liabilities of $3,608,843 and $3,815,193, respectively. As of December 31, 2024, we had operating lease right-of-use assets and operating lease liabilities of $3,006,022 and $3,195,075, respectively.

Lease expense is recognized in Operations expense within the consolidated statements of operations and comprehensive income/(loss) and primarily consisted of operating lease costs of $928,277 and $797,094, short-term lease costs of $30,197 and $32,086, and variable lease costs of $74,058 and $229,843 for the reporting years ended December 31, 2024 and 2023, all respectively.

The following table includes supplemental information related to operating leases:

	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating lease	$941,819	$755,621
Weighted average remaining lease terms (years): Operating leases	4.81	5.86
Weighted average discount rate: Operating leases	7.83%	7.87%

The undiscounted cash flows for future maturities of the Company’s operating lease liabilities and the reconciliation to the operating lease liabilities recognized in the consolidated balance sheets are as follows:

December 31, 2024
2025	$960,271
2026	983,035
2027	560,236
2028	347,676
Thereafter	1,117,704
Total Lease Payments	3,968,922
Less: Imputed Interest	(773,846)
Present value of Lease Liabilities	$3,195,075

See Independent Auditor’s Report

34

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, the Company implemented the 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. The Company’s Board of Directors amended the stock option Plan to reduce the number of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020, stock purchase and exchange agreement. As of December 31, 2024 and 2023, there remains 91,767 and 156,767 shares, respectively, available for issuance under the Plan.

The following table is the summary of stock option activities for the reporting periods ended on December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	261,657	$4.69	184,157	$3.77
Granted	65,000	$6.87	77,500	$6.87
Exercised	—		—
Forfeited	—		—
Outstanding - end of year	326,657	$5.12	261,657	$4.69

Exercisable at end of year	181,437	$4.22	115,027	$3.61

Intrinsic value of options outstanding at reporting periods	$572,159		$801,449

Weighted average duration (year) to expiration of outstanding options at end of year	7.74		8.20

Weighted average duration (year) to expiration of exercisable options at end of year	6.93		7.75

Key data inputs (estimates or assumptions) used to determine the fair value of stock options under the Black-Scholes option-pricing model is summarized in the following table:

	December 31, 2024	December 31, 2023

Risk Fee Interest Rate	4.30% - 4.39%	3.87%-3.89%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	31.80%	36.88%
Expected Life (years)	7	7
Fair Value per Stock Options	$3.56 - $3.58	$3.76-$3.78

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock compensation expense of $143,871 and $107,046 was recognized for the years ending December 31, 2024 and 2023, respectively. The fair value of the option grants as of December 31, 2024 was $232,124, with unamortized compensation expense of $488,892 to be recorded over the next three and a half years.

The Company has a Long-Term Incentive Plan that sets aside 5% of net proceeds from a liquidity event to be paid to the Company’s employees.

See Independent Auditor’s Report

35

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023 and for the years then ended

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through August 20, 2025, the date the consolidated financial statements were available to be issued.

Issuance of Senior Preferred Stock

On March 21, 2025, the Company entered into a Senior Preferred Stock Purchase Agreement with TZP Group Investments, L.P. (“TZP”). Pursuant to the agreement, TZP purchased 500,000 shares of the Company’s newly authorized Senior Preferred Stock, par value $0.0001 per share, at a purchase price of $10.00 per share, for an aggregate purchase price of $5.0 million.

The proceeds from this transaction are intended to be used for short-term liquidity, general business operations, and other working capital purposes.

The Senior Preferred Stock was issued pursuant to the Company’s Third Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State concurrently with the closing. The Senior Preferred Stock carries customary conversion rights, liquidation preferences, and dividend preferences, as outlined in the Restated Certificate. Specifically:

Conversion Rights – Each share of Senior Preferred Stock is convertible into Class A Voting Common Stock, subject to the terms and conditions set forth in the Restated Certificate.

Liquidation Preference – Upon any liquidation or winding up of the Company, the holders of Senior Preferred Stock are entitled to receive, prior to any distribution to holders of Common Stock, a liquidation preference equal to the purchase price per share plus any declared but unpaid dividends.

Dividend Rights – Holders of Senior Preferred Stock are entitled to dividends on an as-converted basis, when and if declared by the Board of Directors.

The issuance of Senior Preferred Stock to TZP represents a material subsequent event requiring disclosure in these financial statements.

Legal Proceedings

The Company is subject to a single legal proceeding and claim that has not been fully resolved and that has arisen in the ordinary course of business. The outcome of the litigation is inherently uncertain. If the legal matter was resolved against the Company in a reporting period for amounts above management expectations, the Company’s financial results for that reporting period could be materially adversely affected.

See Independent Auditor’s Report

36

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on August 29, 2025.

Feel The World, Inc. d.b.a. Xero Shoes

By:	/s/ Heidi Huntington
Heidi Huntington Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sue Rechner	Chief Executive Officer	August 29, 2025
Sue Rechner

/s/ Heidi Huntington	Chief Financial Officer	August 29, 2025
Heidi Huntington

/s/ JoAnne Kruse	Board Member	August 29, 2025
JoAnne Kruse

/s/ Perry Leon	Board Member	August 29, 2025
Perry Leon

/s/ Marc Schneider	Board Member	August 29, 2025
Marc Schneider

/s/ Lena Phoenix	Board Member	August 29, 2025
Lena Phoenix

/s/ Steven Sashen	Board Member	August 29, 2025
Steven Sashen

37